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                             August 31, 2023

       Thanh H. Lam
       President
       Nova Lifestyle, Inc.
       6565 E. Washington Blvd.
       Commerce, CA 90040

                                                        Re: Nova Lifestyle,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-36259

       Dear Thanh H. Lam:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 35

   1. We note your statement that you considered that no governmental entity has filed a
                                                        Schedule 13D or 13G,
there are no material contracts with a foreign governmental party, and there is no foreign
government representative on the Company   s Board in connection
                                                        with your required
submission under paragraph (a) of Item 9C of Form 10-K. Please supplementally describe
any additional materials that were reviewed and explain your due diligence supporting
the representation concerning your board. In addition, please tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Thanh H. Lam
Nova Lifestyle, Inc.
August 31, 2023
Page 2

      Please contact Jimmy McNamara at 202-551-7349 or Jennifer Gowetski at 202-551-
3401 with any questions.



                                                       Sincerely,
FirstName LastNameThanh H. Lam
                                                       Division of Corporation
Finance
Comapany NameNova Lifestyle, Inc.
                                                       Disclosure Review
Program
August 31, 2023 Page 2
cc:       Jeffrey Li
FirstName LastName